UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended October 31, 2022

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10729

Rossland, British Columbia	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1938-C Columbia Avenue, Box 670, Rossland, British Columbia, Canada, V0G 1Y0 (Address of principal executive offices)	20009 (Zip Code)

(250) 362-7384

Registrant’s telephone number, including area code

Class D USD$ Series Limited Partnership Units

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Report.  Our fiscal year end is April 30th. Our financial statements are prepared in accordance with International Financial Reporting Standards, which may differ from US Generally Accepted Accounting Principles.

Overview

We earn our revenues in five principal categories. In order of their contribution, they are: lift tickets and season passes, food and beverage sales, retail sales and equipment rentals, property management and real estate sales. Our property management revenues are derived from property management services rendered to the owners of condominiums at the base of Red Mountain Resort.

Our single largest source of revenue is the sale of lift tickets (including season passes) which represented approximately 89.6% and 86.7% of total revenues for the six month periods ended October 31, 2021 and 2022, respectively. Lift ticket revenue is driven by the volume of lift tickets and season passes sold and their pricing. Most season pass products are sold before the start of the ski season.

The cost structure of our operations has a significant fixed component with variable expenses including, but not limited to, retail and food and beverage cost of sales, labor and utilities. As such, profit margins can fluctuate based on the level of revenues.

The timing and duration of favorable weather conditions impact our revenues in regard to the timing and number of skier visits, but may be more impacted by willingness to travel subsequent to the COVID-19 pandemic, adverse economic conditions, global outbreaks of infectious diseases such as COVID-19, the global geopolitical climate or weather conditions in the immediately preceding ski season. Red Mountain Resort has limited snowmaking capabilities and in the event that the natural snowfall is insufficient may be able to open a limited number of ski runs. Cold weather, however, is essential to a successful ski season. There is no way to predict weather conditions. Season passes are sold prior to the start of the ski season, in part, to mitigate negative effects that unfavorable weather may have on our revenues.

Recent Trends, Risks and Uncertainties

Together with the risk factors included in our Form 1-A, we have identified the following important factors (as well as risks and uncertainties associated with such factor) that could impact our future financial performance or condition:

•	The global outbreak of COVID-19, led to global travel restrictions and other adverse global economic impacts including reduced consumer confidence, an increase in unemployment rates and an overall decline in the global and local economies. Although we are uncertain as to the ultimate severity and duration of the COVID-19 pandemic and the impact it may have on our business, we saw a significant negative change in performance as a result of the pandemic and expect our future performance will also be negatively impacted should there be a resurgence of the pandemic and/or a prolonged recession. We cannot predict the ultimate impact that the global economic uncertainty as a result of the COVID-19 pandemic on overall travel and leisure spending or more specifically, on our guest visitation, guest spending or other related trends will have on the upcoming 2022/2023 ski season.

•	The North American economy may be impacted by economic challenges in North America or declining or slowing growth in economies outside of North America, accompanied by devaluation of currencies, rising inflation, trade tariffs and lower commodity prices.

Results of Operations

Revenues

Our overall revenue for the six-month period ended October 31, 2022, was $2,790,160, compared to $2,629,218, for the same period during 2021.

Lift ticket and season pass revenue for the six-month period ended October 31, 2022, was $2,418,994, compared to $2,354,754 for the same period during 2021.

Food and beverage revenue for the six-month period ended October 31, 2022, was $114,040, compared to $21,428, for the same period during 2021. The increase in food and beverage revenue is primarily as a result of an increase in off-season business.

Retail sales and equipment rental revenue for the six-month period ended October 31, 2022, was $2,493, compared to $6,517, for the same period during 2021.

Property management revenue for the six-month period ended October 31, 2022, was $98,035, compared to $46,509, for the same period during 2021. The increase in property management revenue is primarily as a result of an increase in off-season business.

Other revenue for the six-month period ended October 31, 2022, which in comprised of day care services and facilities rentals, was $156,598, compared to $200,010, for the same period during 2021. The decrease in other revenue is not significant.

Cost of Goods Sold

Cost of goods sold for the six-month period ended October 31, 2022, was $37,265, compared to $1,125 for the same period during 2020. The increase is primarily attributable to an increase in off-season business.

Gross Profits

As a result of the foregoing, gross profit was $2,752,895 for the six-month period ended October 31, 2022, compared to $2,628,093 for the same period during 2021.

Operating Expenses

Our overall operating expenses for the six-month period ended October 31, 2022, were $3,896,937, compared to $2,683,287, for the same period during 2021. The increase in expenses was primarily due to an increase in general and administrative expenses.

Labor and labor related expenses for the six-month period ended October 31, 2022, were $1,079,419, compared to $989,053, for the same period during 2021.

Repair and maintenance expense for the six-month period ended October 31, 2022, was $409,930, compared to $373,438for the same period during 2021.

Depreciation expense for the six-month period ended October 31, 2022, was $153,609, compared to $90,956 for the same period during 2021.

Selling and marketing expenses for the six-month period ended October 31, 2022, were $141,485, compared to $114,751 for the same period during 2021.

Equipment rental and lease expenses for the six-month period ended October 31, 2022, were $64,659, compared to $80,110, for the same period during 2021.

Property taxes for the six-month period ended October 31, 2022, were $120,841, compared to $117,917, for the same period during 2021.

General and administrative expenses for the six-month period ended October 31, 2021, were $1,926,994, compared to $917,062 for the same period during 2020. The increase is primarily attributable to an increase in off-season business activities.

Income (Loss) from Operations

Net loss from operations for the six-month period ended October 31, 2022, was $(1,144,042), compared to a net income from operations of $(55,194), for the same period during 2021. The increase in losses is primarily attributable to an increase in general and administrative expenses.

Other Expenses

Interest expense for the six-month period ended October 31, 2022, was $(191,014), compared to $(188,372) for the same period during 2021.

Net Loss

Net income for the six-month period ended October 31, 2022, was $(1,335,057), compared to a net loss of $(243,566), for the same period during 2021. The increase in losses is primarily attributable to an increase in general and administrative expenses. Comprehensive net income after foreign currency translation adjustments were $(1,184,867) for the six-month period ended October 31, 2022, and $(1,148,575), for the six-month period ended October 31, 2021.

Liquidity and Capital Resources

Current assets as of October 31, 2022, were $1,323,060, compared to $1,077,736, as of April 30, 2022. Current assets include cash and cash equivalents, restricted cash, accounts receivables, prepaid expenses and other current assets and inventory. The increase in current assets is primarily a result of a decrease in accounts receivables from $547,170 as of April 30, 2022, to $176,907 as of October 31, 2022, and an increase in cash from $0 as of April 30, 2022, to $581,219 as of October 31, 2022.

Principal Sources of Cash

Available cash is the highest in the fourth quarter primarily due to the seasonality of our resort business and the sale of season passes for the following ski season. We had $581,219 in cash and cash equivalents as of October 31, 2022, compared to $0 as of April 30, 2022.

We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs.   Subject to the repercussions of the COVID-19 pandemic and governmental restrictions, including, but not limited to, travel restrictions, we expect that our liquidity needs for the near term and the next fiscal year will be met by continued use of operating cash flows (primarily those generated in our third and fourth fiscal quarters).

Significant Uses of Cash

Our cash uses currently include operating expenditures and capital expenditures for assets to be used in operations. We have historically invested significant cash in capital expenditures for our resort operations and expect to continue to invest in the future.

Debt and Credit Facilities

The Bank of Montreal (the “BMO”) has provided an overdraft credit facility to Red Resort Limited Partnership (“RRLP”) in the principal amount of CDN$2,152,000, bearing interest at prime plus 1.5%, and secured by a vacant lot directly below the Morning Star development. When RRLP’s operating bank account balance reaches zero, the BMO Line of Credit Agreement allows RRLP to draw checks or make withdrawals of up to CDN$2,152,000. Interest is calculated and charged by BMO in any month when RRLP makes use of this line of credit (or overdraft). The interest charged to the operating account is dependent upon the amount the account has gone into overdraft and the length of time the account is in an overdraft position. Repayments of principal are made at the discretion of RRLP. The credit facility is to be used for general working capital. As of October 31, 2022, a balance of CDN$1,756,675 in principal was outstanding under this credit facility, with no interest accrued.

RRLP is a party to two fixed rate term loan agreements with BMO that are guaranteed by Leroi Acquisition Corp., RMR Acquisition Corp and Red Property Management Ltd. The first loan is for CDN$4,200,000, has a 24-month term, and bears interest at 2.89%. It requires monthly payments of interest and principal payments of about CDN$29,000 in December, January, February, March, April and May of each year. The loan was used, in part, to pay down previously existing loans. The second loan is for CDN$1,600,000, has a 36-month term, and bears interest at 3.17%. It requires monthly payments of interest and principal payments of about CDN$30,000 in December, January, February, March, April and May of each year. As of October 31, 2022, the outstanding principal balance of the first loan was CDN$3,578,233, and the outstanding principal balance of the second loan was CDN$967,033.

As of October 31, 2022, an aggregate of CDN$6,511,754 in principal was due and outstanding to Mr. Busby under various loans that were advanced between January 2020 and April 2022, which accrue interest at a rate of 6% per annum. Interest of CAD$247,774 was paid in April 2022.

As of October 31, 2022, we had CAD$24,019 outstanding under a loan to RMR from Community Futures Development Corporation of Greater Trail bearing interest at the prime rate plus 4%, and maturing in June of 2025.

As of October 31, 2022, we had a loan of CAD$1,500,000 due to J. McLeod accruing no interest. This loan will be converted to equity in Hannah Creek LP as the development of The Crescent condominium project proceeds.

As of October 31, 2022, we had a loan of CAD$6,200,000 due to Busby Trust accruing no interest. This loan will convert to equity in Hannah Creek LP as the development of The Crescent condominium project proceeds

Item 2.  Other Information

None.

Item 3.  Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended April 30, 2020. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended October 31, 2022, are not necessarily indicative of the results that can be expected for the year ending April 30, 2023.

Item 4. Exhibits

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rossland, British Columbia, on February 2, 2023.

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

BY: RED MOUNTAIN VENTURES G.P. LTD.

ITS: GENERAL PARTNER

By:	/s/ Howard Katkov
Howard Katkov, Chief Executive Officer,
President and Director

Date: February 2, 2023

By:	/s/ Kevin Magnall
Kevin Magnall, Principal Financial Officer,
Principal Accounting Officer and
Director

Date: February 2, 2023

By	/s/ Donald J. Thompson
Donald J. Thompson Vice President Resort Planning and Development and Director

Date: February 2, 2023

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED BALANCE SHEETS

OCTOBER 31, 2022 AND APRIL 30, 2022

(US $)

ASSETS

	October 31, 2022	April 30, 2022
	(Unaudited)
Current assets
Cash and cash equivalents	$581,219	$-
Restricted cash	56,667	21,268
Accounts receivable	176,907	547,170
Prepaid expenses and other current assets	98,097	104,499
Inventory	410,170	404,799
Total current assets	1,323,060	1,077,736

Property, plant and equipment, net	12,895,917	13,162,077
Property under development	13,174,751	10,770,713
Other assets	302,507	321,359
Goodwill	51,713	54,935

Total assets	$27,747,948	$25,386,820

LIABILITIES AND PARTNERSHIP INTEREST

Current liabilities
Accounts payable and accrued expenses	$418,317	$871,669
Deferred revenue	201,036	1,810,022
Current portion of long-term debt	3,582,927	384,930
Total current liabilities	4,202,280	3,066,621

Long-term liabilities
Other long-term debt	8,898,458	9,489,399
Due to joint venture	444,750	384,334
Total long-term liabilities	9,343,208	9,873,733

Total liabilities	13,545,488	12,940,354

Commitments and contingencies

Partnership interest
Initial partnership interest	2,657	2,657
Class A units contribution	1,109	1,109
Class B units contribution	13,083,607	13,083,607
Class C units contribution	20,746,938	20,746,938
Class D units contribution	1,916,948	1,916,948
Partner contribution	2,986,739	-
Partner distributions	(1,416,241)	(1,416,241)
Other comprehensive income	3,627,053	3,476,863
Accumulated deficit	(31,459,625)	(30,124,568)
Total partnership interest attributable to partnership	9,489,185	7,687,313
Non-controlling interest	4,713,275	4,759,153
Total partnership interest	14,202,460	12,446,466

Total liabilities and partnership interest	$27,747,948	$25,386,820

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

AND OTHER COMPREHENSIVE INCOME

(US $)

	Six Months Ended	Six Months Ended
	October 31, 2022	October 31, 2021
	(Unaudited)	(Unaudited)
Operating revenue
Lift revenue	$2,418,994	$2,354,754
Retail and rental	2,493	6,517
Property management	98,035	46,509
Food and beverage	114,040	21,428
Other revenue	156,598	200,010
Total operating revenue	2,790,160	2,629,218

Cost of good sold	37,265	1,125

Gross profit	2,752,895	2,628,093

Operating expenses
Wages and benefits	1,079,419	989,053
Repairs and maintenance	409,930	373,438
Depreciation and amortization	153,609	90,956
Selling and marketing	141,485	114,751
Equipment rental and leases	64,659	80,110
Property taxes	120,841	117,917
General and administration	1,926,994	917,062
Total operating expenses	3,896,937	2,683,287

Operating income	(1,144,042)	(55,194)

Other income (expense)
Interest expense including foreign exchange adjustments	(191,014)	(188,372)
Total other income (expense)	(191,014)	(188,372)

Net loss	(1,335,057)	(243,566)

Net loss attributable to partnership	$(1,335,057)	$(243,566)

Comprehensive loss
Net loss	(1,335,057)	(243,566)
Foreign currency translation adjustment	150,190	(905,009)
Comprehensive loss	(1,184,867)	(1,148,575)

Comprehensive loss attributable to partnership	$(1,184,867)	$(1,148,575)

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

STATEMENTS OF CHANGES IN LIMITED PARTNERSHIP INTEREST

FOR THE PERIOD ENDED OCTOBER 31, 2022

(US $)

	Initial		Partner	Other
	Partnership	Non-controlling	Contributions/	Comprehensive	Accumulated
	Interest	Interest	(Distributions)	Income	Deficit	Total
Balance April 30, 2021	$2,657	$4,854,803	$34,332,361	$4,035,709	$(26,238,683)	$16,986,847

Foreign currency translation loss	-	-	-	(558,846)	-	(558,846)

Net loss	-	(95,650)	-	-	(3,885,885)	(3,981,535)

Balance April 30, 2022	$2,657	$4,759,153	$34,332,361	$3,476,863	$(30,124,568)	$12,446,466

Partners' contribution	-	-	2,986,739	-	-	2,986,739

Foreign currency translation gain	-	-	-	150,190	-	150,190

Net loss	-	(45,878)	-	-	(1,335,057)	(1,380,935)

Balance October 31, 2022	$2,657	$4,713,275	$37,319,100	$3,627,053	$(31,459,625)	$14,202,460

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$)

	Six Months Ended	Six Months Ended
	October 31, 2022	October 31, 2021
Cash flows from operating activities:
Net income (loss)	$(1,335,057)	$(243,566)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating activities:
Depreciation and amortization	153,609	90,956
Interest expense	191,014	188,372
Changes in operating assets and liabilities:
Accounts receivable	352,785	596,701
Inventory	(30,378)	(17,144)
Prepaid expenses	283	(29,001)
Accounts payable and accrued expenses	(419,608)	526,930
Deferred revenue	(1,567,781)	(1,676,685)
Other assets	-	-
Cash generated from operations	(2,655,133)	(563,437)
Interest paid	(191,014)	(188,372)
Net cash used in operating activities	(2,846,147)	(751,809)

Cash flows used in investing activities:
Purchase of fixed assets and property under development	(3,848,628)	(1,045,490)
Net cash used in investing activities	(3,848,628)	(1,045,490)

Cash flows from financing activities:
Change in restricted cash	35,399	(283)
Proceeds from long-term borrowings	3,401,524	1,824,093
Payments on long-term borrowings	(77,429)	(66,887)
Contributions from stockholder	3,115,879	-
Net cash provided by financing activities	6,475,373	1,756,923

Net change in cash	(219,402)	(40,376)

Cash balance as of May 1	-	-

Foreign exchaange translation	800,621	40,376

Cash balance as of October 31	$581,219	$-

Supplemental disclosure of non-cash financing activities:
Conversion of debt to equity	$-	$-

Foreign currency translation adjustments	$800,621	$40,376

F-4